                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D

                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                          SERACARE LIFE SCIENCES, INC.
                          ----------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                           81747Q 10 0 (COMMON STOCK)
                           --------------------------
                                 (CUSIP Number)

                            MRS. MONTSERRAT LLOVERAS
                              PROBITAS PHARMA, S.A.
                                  TORRE MAPFRE
                      CALLE DE LA MARINA, 16-18, 26TH FLOOR
                             08005 BARCELONA, SPAIN
                                 +34-93-571-0100

                                 WITH A COPY TO:

                           TOMAS DAGA / RAIMON GRIFOLS
                              OSBORNE CLARKE EUROPE
                         AVDA. DIAGONAL, 477, PLANTA 20
                                 TORRE BARCELONA
                             08036 BARCELONA, SPAIN
                                 +34-93-419-1818

                                 WITH A COPY TO:

                                ARNOLD J. LEVINE
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                  212-969-3000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 24, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)- 1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



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                                  SCHEDULE 13D

--------------------
CUSIP NO. 817473101
--------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Probitas Pharma, S.A.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Spain

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    563,347(1)(2)
  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
                    563,347(1)(2)
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          563,347(1)(2)

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.1%(2)

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO

--------------------------------------------------------------------------------

(1) The shares of common stock of SeraCare Life Sciences, Inc. ("Life Sciences") covered by this report are purchasable by Probitas Pharma, S.A. ("Probitas Pharma") upon exercise of the warrant granted by Life Sciences to Probitas Pharma pursuant to the Supply and Services Agreement, dated August 29, 2001, and effective following the Distribution (as defined below), as described in Item 4 of this Statement. Prior to the


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      exercise of the Warrant, Probitas Pharma is not entitled to any rights as a shareholder of Life Sciences as to the shares covered by the Warrant. The number of shares of common stock of Life Sciences purchasable by Probitas Pharma under the Warrant, which is initially 563,347 shares, is subject to adjustment in certain circumstances. The Warrant may be exercised at any time.

(2) The number of shares indicated represents approximately 9.1% of the total outstanding shares as of September 24, 2001 (treating as outstanding for this purpose the shares of common stock subject to the Warrant).

                            STATEMENT ON SCHEDULE 13D
                             PURSUANT TO RULE 13d-1
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.   SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of SeraCare Life Sciences, Inc., a California corporation ("Life Sciences"). The principal executive offices of Life Sciences are located at 1935 Avenida Del Oro, Suite F, Oceanside, California 92056.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Statement is being filed by Probitas Pharma, S.A., a limited liability entity organized under the laws of Spain ("Probitas Pharma"). Probitas Pharma is engaged in the research, development, manufacture and distribution of medical and related health care products. The principal office and business address of Probitas Pharma is Calle de la Marina, 16-18, Torre Mapfre, Pl. 27, 08005, Barcelona, Spain.

         The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Probitas Pharma are set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in
Schedule I is indicated thereon.

         (d) and (e) During the last five years, neither Probitas Pharma, nor, to the knowledge of Probitas Pharma, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with, and as an inducement to the willingness of SeraCare, Inc., a Delaware corporation ("SeraCare"), to enter into the Supply and Services Agreement (the "Supply Agreement"), dated August 29, 2001, and effective immediately following the Distribution (as defined in Item 4 below), by and between SeraCare and Life Sciences, Life Sciences granted to Probitas Pharma a warrant to purchase 563,347 shares of Common Stock pursuant to the Warrant to Purchase Common Stock (the "Warrant"), dated September 24, 2001, a copy of which is attached to this Statement as Exhibit 99.2. No additional consideration was paid by Probitas Pharma for the Warrant. The Warrant entitles Probitas Pharma to purchase up to 563,347 shares, subject to adjustment, of Common Stock at any time, at an exercise price equal to the average twenty day closing price of the Common Stock following the Separation Date (as defined in Item 4 below), subject to adjustment. If

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Probitas Pharma elects to exercise the Warrant, it currently anticipates that the funds to pay the exercise price will come from available working capital.

         Probitas Pharma is deemed to have acquired beneficial ownership of 563,347 shares of Common Stock pursuant to and by virtue of the Warrant, representing approximately 9.1% of the outstanding shares of Common Stock (calculated as described in Item 5 below).

ITEM 4.    PURPOSE OF TRANSACTION.

         THE MERGER AGREEMENT AND THE SEPARATION AGREEMENT

         On June 10, 2001, Instituto Grifols, S.A. ("Instituto Grifols"), a limited liability entity organized under the laws of Spain and a wholly owned subsidiary of Probitas Pharma, SI Merger Corp. ("Sub"), a Delaware corporation and a wholly owned subsidiary of Instituto Grifols, and SeraCare, entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement") pursuant to which Sub merged with and into SeraCare (the "Merger") on September 25, 2001. As contemplated in and provided by the Merger Agreement, Life Sciences separated from SeraCare (the "Separation") immediately prior to the effective time of the Merger and distributed pro rata all of its shares to the holders of SeraCare's common stock (the "Distribution") pursuant to the Master Separation and Distribution Agreement (the "Separation Agreement"), entered into as of
June 10, 2001, by and between SeraCare and Life Sciences. Each of the
Separation and the Distribution occurred on September 24, 2001 (the
"Separation Date" and the "Distribution Date", respectively), and the Merger was consummated on September 25, 2001. As a result of the Merger, SeraCare became a wholly owned subsidiary of Instituto Grifols and an indirect wholly owned subsidiary of Probitas Pharma.

         THE SUPPLY AGREEMENT

         On August 29, 2001, SeraCare and Life Sciences entered into the Supply Agreement, effective immediately following the Distribution, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. Pursuant to the Supply Agreement, SeraCare agreed to supply, and Life Sciences agreed to purchase and accept, certain plasma products, and SeraCare agreed to perform certain plasmapheresis services on referred donors, and Life Sciences agreed to purchase and accept such referred donor plasma. SeraCare and Life Sciences represented in the Supply Agreement that the prices for products and services set forth in the Supply Agreement were determined as a result of arms-length negotiation between the parties. The term of the Supply Agreement commenced immediately following the Distribution and continues until January 24, 2006, unless earlier terminated or extended as provided in the Supply Agreement.

         The description contained in this Item 4 of the transactions contemplated by the Supply Agreement is qualified in its entirety by reference to the full text of the Supply Agreement, a copy of which is attached to this Statement as Exhibit 99.1.

         THE WARRANT


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         In connection with, and as a condition and inducement to, SeraCare's willingness to enter into the Supply Agreement, Life Sciences granted to Probitas Pharma the Warrant. The Warrant gives Probitas Pharma the right to purchase 563,347 shares of Common Stock at an initial exercise price equal to the average twenty day closing price following the Separation Date. Probitas Pharma may exercise the Warrant, in whole or in part, at any time and from time to time, prior to the fifth anniversary of the date of issue of the Warrant. Payment of the exercise price may be made in a variety of methods, including in cash or by cashless exercise. The exercise price and the number of shares issuable upon exercise of the Warrant is subject to anti-dilution adjustment under certain circumstances as set forth in the Warrant. Probitas Pharma is not entitled to any rights as a shareholder of Life Sciences as to the shares covered by the Warrant unless and until it exercises the Warrant.

         A copy of the Warrant is attached hereto as Exhibit 99.2 and incorporated by reference herein.

         The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant.

         Except as set forth in this Statement, the Supply Agreement and the Warrant, neither Probitas Pharma nor, to the knowledge of Probitas Pharma, the persons listed in Schedule I has any plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the issuance of the Warrant, Probitas Pharma may be deemed to be the beneficial owner of 563,347 shares of Common Stock, which would represent approximately 9.1% of the shares of Common Stock outstanding after the exercise of the Warrant as of September 24, 2001 (based on the number of outstanding shares as of such date and treating as outstanding for this purpose the shares of Common Stock subject to the Warrant). Prior to the exercise of the Warrant, Probitas Pharma expressly disclaims beneficial ownership of the shares of Common Stock which are purchasable by Probitas Pharma upon exercise of the Warrant.

         (b) Probitas Pharma would have, upon exercise of the Warrant, the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, an aggregate of 563,347 shares of Common Stock, representing approximately 9.1% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of September 24, 2001, and treating as outstanding for this purpose the shares of Common Stock subject to the Warrant).

         (c) Except as noted above, Probitas Pharma did not effect any transactions in the Common Stock during the past 60 days.

         (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in Item 4 above, to the knowledge of Probitas Pharma, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of Life Sciences, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT NO.    DESCRIPTION

      99.1 Supply and Services Agreement, entered into as of August 29, 2001, and effective immediately following the Distribution, by and between SeraCare, Inc., a Delaware corporation, and SeraCare Life Sciences, Inc., a California corporation.

      99.2 Warrant to Purchase Common Stock, dated September 24, 2001, issued by SeraCare Life Sciences, Inc. in favor of Probitas Pharma, S.A.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: September 25, 2001





                                      PROBITAS PHARMA, S.A.


                                      By:  /s/ Victor Grifols Roura
                                           --------------------------
                                           Victor Grifols Roura
                                           Chief Executive Officer


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                                   SCHEDULE I

          EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF PROBITAS PHARMA

                 NAME               PRINCIPAL OCCUPATION OR           COUNTRY OF
                                          EMPLOYMENT                 CITIZENSHIP
         Victor Grifols Roura        Chief Executive Officer            Spain

       Juan-Ignacio Twose Roura         Vice-President                  Spain
                                         Manufacturing

           Ramon Riera Roca           Vice-President Sales              Spain


         All individuals named in the above table are employed by Probitas Pharma. The business address of each of such persons is Calle de la Marina, 16-18, Torre Mapfre, Pl. 27, 08005, Barcelona, Spain.

                    NON-EMPLOYEE DIRECTORS OF PROBITAS PHARMA

             NAME                  PRINCIPAL OCCUPATION OR          NAME AND ADDRESS OF              COUNTRY OF
                                         EMPLOYMENT                   ORGANIZATION IN               CITIZENSHIP
                                                                    WHICH EMPLOYMENT IS
                                                                         CONDUCTED
   Dr. Victor Grifols Lucas                Retired             c/o Probitas Pharma, Calle de           Spain
         (President)                                              la Marina, 16-18, Torre
                                                                   Mapfre, Pl. 27, 08005,
                                                                      Barcelona, Spain

  Jose-Antonio Grifols Gras         Professor of Physics          Universitat Autonoma de              Spain
                                                                Barcelona, Turo de Sant Pau,
                                                               40, 08193, Campus Bellaterra,
                                                                      Barcelona, Spain

     Graham Stuart Hutton          Chief Executive Officer        Morgan Grenfell Private          United Kingdom
                                                                  Equity Limited, 23 Great
                                                                Winchester St., London, EC2P
                                                                          2AX, UK



             NAME                  PRINCIPAL OCCUPATION OR          NAME AND ADDRESS OF              COUNTRY OF
                                         EMPLOYMENT                   ORGANIZATION IN               CITIZENSHIP
                                                                    WHICH EMPLOYMENT IS
                                                                         CONDUCTED
     Collin Michael Brown                 Director                Morgan Grenfell Private          United Kingdom
                                                                  Equity Limited, 23 Great
                                                                Winchester St., London, EC2P
                                                                          2AX, UK

     Tomas Daga Gelabert                  Attorney               Osborne Clarke Europe, Av.            Spain
                                                                Diagonal, 477, Pl. 20, Torre
                                                                Barcelona, 08036 Barcelona,
                                                                           Spain

 Tobias Humphrey James Boyle              Director               Henderson Private Capital         United Kingdom
                                                                Limited, 4 Broadgate, London
                                                                        EC2M 2DA, UK

     Raimon Grifols Roura                 Attorney               Osborne Clarke Europe, Av.            Spain
         (Secretary)                                            Diagonal, 477, Pl. 20, Torre
                                                                Barcelona, 08036 Barcelona,
                                                                           Spain

     Nuria Martin Barnes                  Attorney               Osborne Clarke Europe, Av.            Spain
       (Vice-Secretary)                                         Diagonal, 477, Pl. 20, Torre
                                                                Barcelona, 08036 Barcelona,
                                                                           Spain